BrokerTec Americas LLC

(SEC I.D. No. 8-51803)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
March 31, 2018

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

BrokerTec Americas LLC
Index
March 31, 2018



Deloitte & Touche LLP
30, Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of BrokerTec Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrokerTec Americas LLC (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

May 29, 2018

We have served as the Company's auditor since 2017.

BrokerTec Americas LLC
Statement of Financial Condition
March 31, 2018

(dollars in thousands)

Assets

Cash	$	63,693
Cash segregated under federal regulations		2,500
Deposits with clearing organizations		100,010
Commissions receivable		11,270
Receivable from brokers, dealers and clearing organizations		482
Receivable from customers		5,004
Prepaid expenses and other assets		1,616
Total assets	$	184,575

Liabilities and Members' Equity

Liabilities

Accrued expenses and other liabilities	$	9,471
Payable to brokers, dealers and clearing organizations		7,310
Payable to customers		650
Payable to affiliates		2,699
Income tax payable to affiliate		4,112
Total liabilities		24,242

Commitments and contingencies (Note 9)		
Members' equity		160,333
Total liabilities and members' equity	$	184,575

The accompanying notes are an integral part of the Statement of Financial Condition

(dollars in thousands)

1. Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two Members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company is an indirect wholly owned subsidiary of NEX plc ("NEX"), a public company registered in the United Kingdom that engages principally in providing electronic trade execution platforms for the OTC markets and delivering transaction lifecycle management and information services to optimize portfolios and control risk.

The Company, headquartered in New York, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

On March 29, 2018, the NEX plc Board and the CME Group Inc. ("CME") Board announced, pursuant to Rule 2.7 of the Takeover Code, that they agreed the terms of a recommended share and cash Acquisition of NEX by CME and CME London Limited ("Bidco") pursuant to which Bidco and CME will acquire the entire issued and to be issued share capital of NEX. The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006, which requires the approval of NEX Shareholders and the sanction of the Court. On May 18, 2018, NEX plc held a general meeting for all shareholders to vote on the approval of the Special Resolution to approve: (A) giving the NEX Board authority to take all necessary action the carry the Scheme into effect; and (B) amending the NEX Articles. On May 18, 2018, the Court Meeting and General Meeting held to consider the recommended share and cash offer for the acquisition of the entire issued and to be issued share capital of NEX by Bidco and CME was approved by NEX shareholders.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at March 31, 2018.

(dollars in thousands)

<u>Use of Estimates</u>

Preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

<u>Newly Adopted and Recently Issued Accounting Pronouncements</u>

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new standard on revenue recognition that replaces numerous, industry-specific requirements and converge U.S. accounting standards with International Financial Reporting Standards ("IFRS"). The new standard introduces a framework for recognizing revenues that focuses on the transfer of control rather than risks and rewards. The new standard also requires significant additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements, changes in judgements and assets recognized from costs incurred to obtain or fulfill the contract. The application of the new standard becomes effective in the first annual period beginning after December 15, 2017, with early adoption permitted. With respect to revenue recognition, the Company assessed the potential impact of the new guidance on the Company's recognition of its commissions fees, market data distribution, and network connectivity, including whether the Company's fulfillment of its performance obligations under commissions, market data distribution, and network connectivity contracts would be deemed to occur over time, or at specific points in time, under the new guidance. The Company considered the proposed guidance, and has concluded that commission fees would typically be recognized point in time, on trade date. In addition, market data and network connectivity fees would typically be recognized over time as performance occurs using an appropriate measure of progress. The adoption of the new revenue recognition standard beginning April 1, 2018, will not have a material impact on the Company's Statement of Financial Condition.

In November 2016, the FASB issued a standards update aimed at promoting consistency in the classification and presentation of changes in restricted cash on the statement of cash flows. Previously, there was diversity in practice as to whether the change in restricted cash was included in the reconciliation of beginning-of-period and end-of-period total cash amounts shown on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, as well as amounts described as restricted cash on the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. The amendments must be applied using a retrospective transition method to each period presented. The adoption of this guidance on April 1, 2018 is not expected to have a material impact on the Company's Statement of Financial Condition.

(dollars in thousands)

(a) Cash

Cash at March 31, 2018 include approximately $63,693 of cash held in demand deposit accounts by two major financial institutions. Additionally at March 31, 2018, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at two major financial institutions.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgement is adequate to absorb potential credit losses. The allowance is increased for provisions charged to income and is reduced by charge-offs. As of March 31, 2018, there was no allowance recorded on the Company's books and records.

(d) Income Taxes

The Company flows up into a corporation (BTHI), and therefore records its share of the income tax provision on its separate company financial statements.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. As a single member limited liability company, the Company is treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2018, the Company files as part of BTHI's federal income tax return and certain state and local tax returns of BTHI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(dollars in thousands)

3.   Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2018 include approximately $8,508 of accrued compensation and related expenses, and $963 of other accrued expenses.

4.   Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that will affect our year ending March 31, 2018. Specific law changes potentially impacting our Company include, but are not limited to, reducing the US federal corporate tax rate.

The Tax Act reduces the federal corporate tax rate to 21 percent beginning after December 31, 2017. Section 15 of the Internal Revenue Code stipulates that our tax fiscal year ending March 31, 2018, will have a blended corporate tax rate of 31.5 percent, which is based on the applicable tax rates before and after the Tax Act and the number of days in the year.

While the Company's accounting for the reduction of US federal corporate tax rate of the Tax Act is incomplete, the Company is able to make a reasonable estimate of the impact of the reduction in corporate rate to the Company's Deferred Tax Assets (DTAs) and Deferred Tax Liabilities (DTLs). Without sufficient information to accurately determine the reversing timing of such items, The Company made best estimates of the reversal pattern so as to determine the tax rates used. The impact of the Tax Act on the Company may differ from these provisional estimates, due to, among other items, the issuance of additional regulatory guidance, the Company's interpretations of the provisions of the Tax Act, the state tax effect of adjustments made to federal temporary differences and the filing of the Company's tax returns.

Accordingly, we have recorded a provisional decrease of $1,234, with a corresponding net adjustment to deferred tax benefit of $1,234 for the year ended March 31, 2018, based on the assumption that certain of our DTAs and DTLs will reverse in years after tax fiscal year end March 31, 2018 at 21 percent.

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

(dollars in thousands)

At March 31, 2018, the Company had $2,445 of net deferred tax assets. This balance is comprised of deferred tax assets of temporary differences related to deferred compensation of 2,117, stock-based compensation of $110, redundancy provisions of $151 and prepaid expenses of $62. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not settled any of the deferred tax asset with the parent and the deferred tax asset of $2,445 is a component of the income tax payable to affiliate in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2018.

The Company has recorded income tax payable owed to an affiliate of $4,112, which is reflected in income tax payable to affiliate within the Statement of Financial Condition.

The Company is included in the federal income tax return of BTHI. BTHI's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2010 and after.

5. Cash Segregated Under Federal Regulations

Cash in the amount of $2,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule. The Company utilizes the special reserve account to remit payments for the over-collection of commissions during the month.

6. Deposits with Clearing Organizations

Cash in the amount of $100,000 was on deposit with FICC. The Company is required to post collateral as well as twice-daily short-term margin based on the size of executed but unsettled transactions.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
March 31, 2018

(dollars in thousands)

7. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2018 consist of the following:

	Receivable		Payable
Fail-to-deliver	$ -	Fail-to-receive	$ 5,015
Receivable from clearing brokers, dealers, and clearing organizations	482	Payable from clearing brokers, dealers, and clearing organizations	2,295
	$ 482		$ 7,310

8. Receivables from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver and over collection of customer commissions on settlement date, which is remitted one month in arrears.

	Receivable		Payable
Fail-to-deliver	$ 5,004	Fail-to-receive	$ -
Other	-	Other	650
	$ 5,004		$ 650

9. Commitments and Contingencies

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

(dollars in thousands)

10. Transactions with Affiliates

The Company entered into an agreement with NEX Services North America LLC, an indirect wholly owned subsidiary of NEX plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions).

The Company has payables to affiliates of $2,699 relating to shared occupancy, fixed assets, and administrative services as well as for tax payments previously made by BTHI on behalf of its affiliates.

	Payable to Affiliates
NEX Services North America LLC	$ 2,650
BrokerTec Holdings Inc	49
Total	$ 2,699

The Company has an income tax payable of $4,112 due to an affiliate, BrokerTec Holdings Inc.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

11. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

12. Stock Based Compensation

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

NEX plc Long Term Incentive Plan
NEX plc has established the NEX plc Long Term Incentive Plan ("LTIP") which requires certain executives to defer 25% of their annual cash bonus in the form of NEX plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2018 the total amount of stock grants outstanding was 100,090.

(dollars in thousands)

13. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2018.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash is considered Level 1 assets. At March 31, 2018 the Company's cash are comprised of $63,693 cash held in demand deposit accounts.

For the year ended March 31, 2018 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
March 31, 2018

(dollars in thousands)

| | March 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash segregated under federal regulations	$ 2,500	$ -	$ -	$ 2,500
Deposits with clearing organizations	-	100,010	-	100,010
Commissions receivable	-	11,270	-	11,270
Receivable from customers	-	5,004	-	5,004
Receivable from brokers, dealers, and clearing organizations	-	482	-	482
Total	$ 2,500	$ 116,766	$ -	$ 119,266
Liabilities:				
Payable to customers	$ -	$ 650	$ -	$ 650
Payable to brokers, dealers, and clearing organizations	-	7,310	-	7,310
Total	$ -	$ 7,960	$ -	$ 7,960

14.   Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2018, the Company had net capital of $150,650 which was $150,400 in excess of its required net capital of $250. The Company settles its broker and customer transactions on a delivery versus payment (DVP) / receipt versus payment (RVP) basis. The company does not collect margin or maintain margin accounts for its participants.   The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule.

(dollars in thousands)

15. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at March 31, 2018 was approximately $163,966,283 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

16. Subsequent Events

The Company has performed an evaluation of subsequent events through May 29, 2018. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2018 or for the year then ended, other than the events disclosed in Note 1.